Schedule 13G                        Forms
--------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              -------------------

                                 SCHEDULE 13G
                                (Rule 13d-102)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULES 13d-1(b)(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)
                            (AMENDMENT NO.      )/1/
                                           -----


                               PhotoWorks, Inc.
         -------------------------------------------------------------
                               (Name of Issuer)

                          Common Stock $.01 par value
         -------------------------------------------------------------
                        (Title of Class of Securities)

                                   71940B109
         -------------------------------------------------------------
                                 (CUSIP Number)


                                    2/14/00
         -------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[X]  Rule 13d-(c)

[ ]  Rule 13d-1(d)

------------------

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 2 of 14 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Madrona Venture Fund I-A, L.P.      FEIN 91-2005324
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF              1,061,052/(1)/
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   1,315,789 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH
                       1,061,052/(1)/
                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       1,315,789 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,061,052/(1)/ -- See Item 4
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.1%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

(1) Represents 212,210 shares of Common Stock that are issuable upon exercise of Warrants and 848,842 shares of Common Stock that may be converted from Series A Preferred Stock. Percentage is based on 16,347,890 shares of Common Stock currently outstanding.

(2) Excludes 526,316 shares of Common Stock issuable upon exercise of Warrants, and 2,105,261 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by The Tahoma Fund, LLC and certain affiliated entities ("Tahoma") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Tahoma and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Tahoma could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 3 of 14 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Madrona Venture Fund I-B, L.P      FEIN 91-2005325
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF              122,368/(1)/
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   1,315,789 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH
                       122,368/(1)/
                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       1,315,789 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      122,368/(1)/ -- See Item 4
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.0%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      PN
-------------------------------------------------------------------------------

(1) Represents 24,474 shares of Common Stock that are issuable upon exercise of Warrants and 97,894 shares of Common Stock that may be converted from Series A Preferred Stock. Percentage is based on 16,347,890 shares of Common Stock currently outstanding.

(2) Excludes 526,316 shares of Common Stock issuable upon exercise of Warrants, and 2,105,261 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by The Tahoma Fund, LLC and certain affiliated entities ("Tahoma") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Tahoma and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Tahoma could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 4 of 14 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Madrona Managing Director Fund, LLC      FEIN 91-2005322
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF              132,368/(1)/
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   1,315,789 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH
                       132,368/(1)/
                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       1,315,789 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      132,368/(1)/
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.0%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      00
-------------------------------------------------------------------------------

(1) Represents 26,474 shares of Common Stock issuable upon exercise of Warrants and 105,894 shares of Common Stock that may be converted from Series A Preferred Stock. Percentage is based on 16,347,890 shares of Common Stock currently outstanding.

(2) Excludes 526,316 shares of Common Stock issuable upon exercise of Warrants, and 2,105,261 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by The Tahoma Fund, LLC and certain affiliated entities ("Tahoma") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Tahoma and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Tahoma could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 5 of 14 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Madrona Investment Partners, LLC       FEIN 91-2005321
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   1,315,789 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH

                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       1,315,789 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,315,789 -- See Item 4
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(2)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.4%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      00
-------------------------------------------------------------------------------

(1) Excludes 526,316 shares of Common Stock issuable upon exercise of Warrants, and 2,105,261 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by The Tahoma Fund, LLC and certain affiliated entities ("Tahoma") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Tahoma and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Tahoma could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
CUSIP NO. 71940B109                13G                  Page 6 of 14 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Paul Goodrich
-------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                               (a) [ ]
                                                               (b) [X]
-------------------------------------------------------------------------------
3.    SEC USE ONLY

-------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
-------------------------------------------------------------------------------
                 5.    SOLE VOTING POWER

NUMBER OF
SHARES           --------------------------------------------------------------
BENEFICIALLY     6.    SHARED VOTING POWER
OWNED BY
EACH                   1,315,789 -- See Item 4
REPORTING        --------------------------------------------------------------
PERSON           7.    SOLE DISPOSITIVE POWER
WITH

                 --------------------------------------------------------------
                 8.    SHARED DISPOSITIVE POWER

                       1,315,789 -- See Item 4
-------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,315,789 -- See Item 4
-------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*/(1)/                                                      [X]

-------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.4%
-------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
-------------------------------------------------------------------------------

(1) Excludes 526,316 shares of Common Stock issuable upon exercise of Warrants, and 2,105,261 shares of Common Stock that may be converted from Series A Preferred Stock. These shares are held by The Tahoma Fund, LLC and certain affiliated entities ("Tahoma") who entered into an Investor Rights Agreement ("Agreement") with the Reporting Persons named in this Schedule 13G. Pursuant to the Agreement, Tahoma and the Reporting Persons agreed to vote all of their respective shares in the Issuer for the director nominee designated by each other; therefore, such shares held by Tahoma could be deemed to be beneficially owned by the Reporting Persons. The Reporting Persons, however, disclaim beneficial ownership of all such shares.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
                                                       Page 7 of 14 Pages

Item 1(a).   Name of Issuer:

             PhotoWorks, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             1260 - 16th Avenue West, Seattle, WA  98119

Item 2(a).   Name of Persons Filing:

             This Schedule 13G relates to Madrona Venture Fund I-A L.P., Madrona Venture Fund I-B, L.P., Madrona Investment Partners, LLC, Madrona Managing Director Fund, LLC, and Paul Goodrich.

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             The business address for all of the persons stated above in
             Item 2(a) is: 1000 Second Avenue, Suite 3700, Seattle, WA 98104

Item 2(c).   Citizenship:

             Madrona Venture Fund I-A L.P. and Madrona Venture Fund I-B L.P. are both Delaware Limited Partnerships. Madrona Managing Director Fund, LLC is a Delaware limited liability company. Madrona Investment Partners, LLC is also a Delaware limited liability company. Mr. Goodrich is a U.S. citizen.

Item 2(d).   Title of Class of Securities:

             Common Stock, $.01 par value

Item 2(e).   CUSIP Number:

             71940B109

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     (a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

Schedule 13G                      Forms
-------------------------------------------------------------------------------
                                                       Page 8 of 14 Pages


     (j)  [ ]  Group, in accordance with Rule 13d-l(b)(l)(ii)(J).

Item 4.      Ownership.

     This Schedule 13G relates to shares of Series A Preferred Stock, $.01 par value, with a stated value of $1,000 per share ("Series A Preferred Stock") which are convertible into Common Stock, $.01 par value ("Common Stock") of PhotoWorks, Inc., a Washington Corporation ("Company"). Each share of Series A Preferred Stock is convertible into shares of Common Stock of the Company at an initial conversion price of $210.52631 per share of Common Stock, subject to anti-dilution protection. The total Common Stock described in this Schedule 13G, when converted from Series A Preferred Stock, equals 1,052,631 shares, based on 16,347,890 shares outstanding as of the date hereof.

     In addition, this Schedule 13G relates to 263,158 shares of Common Stock issuable upon the exercise of warrants ("Warrant Shares"), at an exercise price of $6.00 per share. The total converted shares of Common Stock and the Warrant Shares (1,315,789) shares together represent 7.4% of the Common Stock, based on 16,347,890 shares outstanding as of the date hereof.

     The following describes the ownership of Common Stock by the Reporting Person and its respective affiliated parties:

     Madrona Venture Fund I-A, L.P. ("Fund I-A")
     -------------------------------------------

     (a)    Amount beneficially owned: 1,061,052
     (b)    Percent of class: 6.1%
     (c)    Number of shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 1,061,052
            (ii)      Shared power to vote or to direct the vote:
                      1,315,789/(1)(2)/
            (iii)     Sole power to dispose or to direct the disposition of:
                      1,061,052
            (iv)      Shared power to dispose or to direct the disposition of:
                      1,315,789/(1)(2)/

     (1) Represents shares of Common Stock held of record by Fund I-A and 254,737 shares of Common Stock held of record by Madrona Venture Fund I-B ("Fund I-B") and Madrona Managing Director Fund, LLC ("Director LLC"). The General Partner of Fund I-A and Fund I-B is Madrona Investment Partners, LLC ("Partners LLC"), of which Mr. Paul Goodrich is a Managing Director. Mr. Goodrich is also a Managing Director of Director LLC.

     (2) Power to vote or direct the vote of, and power to dispose or direct the disposition of, these shares may be deemed to be shared among Fund I-A, Fund I-B, Director LLC, Partners LLC and Mr. Goodrich, due to the affiliations among the reporting persons. Each of such persons disclaims beneficial ownership of such shares, except to the extent of such person's respective pecuniary interest, if any.

     Madrona Venture Fund I-B, L.P. ("Fund I-B")
     -------------------------------------------

     (a)    Amount beneficially owned: 122,368
     (b)    Percent of class: 1.0%

Schedule 13G                      Forms
-------------------------------------------------------------------------------
                                                       Page 9 of 19 Pages

     (c)    Number of shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 122,368
            (ii)      Shared power to vote or to direct the vote:
                      1,315,789/(1)(2)/
            (iii)     Sole power to dispose or to direct the disposition of:
                      122,368
            (iv)      Shared power to dispose or to direct the disposition of:
                      1,315,789/(1)(2)/

     (1) Represents shares of Common Stock held of record by Fund I-B and 1,193,421 shares of Common Stock held of record by Fund I-A and Madrona Managing Director Fund, LLC ("Director LLC"). The General Partner of Fund I-A and Fund I-B is Partners LLC, of which Mr. Paul Goodrich is a Managing Director. Mr. Goodrich is also a Managing Director of Director LLC.

     (2) Power to vote or direct the vote of, and power to dispose or direct the disposition of, these shares may be deemed to be shared among Fund I-A, Fund I-B, Director LLC, Partners LLC and Paul Goodrich, due to the affiliations among the reporting persons. Each of such persons disclaims beneficial ownership of such shares, except to the extent of such person's respective pecuniary interest, if any.

     Madrona Managing Director Fund, LLC ("Director LLC")
     ----------------------------------------------------

     (a)    Amount beneficially owned: 132,368
     (b)    Percent of class: 1.0%
     (c)    Number of shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 132,368
            (ii)      Shared power to vote or to direct the vote:
                      1,315,789/(1)(2)/
            (iii)     Sole power to dispose or to direct the disposition of:
                      132,368
            (iv)      Shared power to dispose or to direct the disposition of:
                      1,315,789/(1)(2)/

     (1) Represents shares of Common Stock held of record by Director LLC and 1,183,421 shares of Common Stock held of record by Fund I-A and Fund I-B. The General Partner of Fund I-A and Fund I-B is Partners LLC, of which Mr. Paul Goodrich is a Managing Director. Mr. Goodrich is also a Managing Director of Director LLC.

     (2) Power to vote or direct the vote of, and power to dispose or direct the disposition of, these shares may be deemed to be shared among Fund I-A, Fund I-B, Director LLC, Partners LLC and Paul Goodrich, due to the affiliations among the reporting persons. Each of such persons disclaims beneficial ownership of such shares, except to the extent of such person's respective pecuniary interest, if any.

     Madrona Investment Partners, LLC ("Partners LLC")
     -------------------------------------------------

     (a)    Amount beneficially owned: 1,315,789
     (b)    Percent of class: 7.4%
     (c)    Number of shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 0
            (ii)      Shared power to vote or to direct the vote:
                      1,315,789/(1)(2)/
            (iii)     Sole power to dispose or to direct the disposition of: 0
            (iv)      Shared power to dispose or to direct the disposition of:
                      1,315,789/(1)(2)/

     (1) Represents shares of Common Stock held of record by Director LLC, Fund I-A and Fund I-B. Partners LLC is the General Partner of Fund I-A and Fund I-B. Mr. Paul Goodrich is a Managing Director of Director LLC and Partners LLC.

Schedule 13G                      Forms
-------------------------------------------------------------------------------
                                                       Page 10 of 14 Pages

     (2) Power to vote or direct the vote of, and power to dispose or direct the disposition of, these shares may be deemed to be shared among Fund I-A, Fund I-B, Director LLC, Partners LLC and Paul Goodrich, due to the affiliations among the reporting persons. Each of such persons disclaims beneficial ownership of such shares, except to the extent of such person's respective pecuniary interest, if any.

     Paul Goodrich ("Goodrich")
     --------------------------

     (a)    Amount beneficially owned: 1,315,789
     (b)    Percent of class: 7.4%
     (c)    Number of shares as to which such person has:
            (i)       Sole power to vote or direct the vote: 0
            (ii)      Shared power to vote or to direct the vote:
                      1,315,789/(1)(2)/
            (iii)     Sole power to dispose or to direct the disposition of: 0
            (iv)      Shared power to dispose or to direct the disposition of:
                      1,315,789/(1)(2)/

     (1) Represents shares of Common Stock held of record by Director LLC, Fund I-A and Fund I-B. Partners LLC is the General Partner of Fund I-A and Fund I-B. Mr. Paul Goodrich is a Managing Director of Director LLC and Partners LLC.

     (2) Power to vote or direct the vote of, and power to dispose or direct the disposition of, these shares may be deemed to be shared among Fund I-A, Fund I-B, Director LLC, Partners LLC and Paul Goodrich, due to the affiliations among the reporting persons. Each of such persons disclaims beneficial ownership of such shares, except to the extent of such person's respective pecuniary interest, if any.


Item 5.     Ownership of Five Percent or Less of a Class.

            N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Members of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or

Schedule 13G                      Forms
-------------------------------------------------------------------------------
                                                       Page 11 of 14 Pages

     influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              Date:  February 24, 2000

                              Madrona Venture Fund I-A, L.P.
                              Madrona Venture Fund I-B, L.P.
                              Madrona Managing Director Fund LLC
                              Madrona Investment Partners LLC

                              By: /s/ Paul Goodrich
                                 --------------------------------------
                                 Paul Goodrich, Individually and as
                                 Attorney-in-Fact for each of the above

Schedule 13G                      Forms
-------------------------------------------------------------------------------
                                                       Page 12 of 14 Pages


                                 EXHIBIT INDEX
                                 -------------

                             Joint Filing Agreement

                                      and

                               Power of Attorney

                                    Page ___